October 24, 2017

Mr. Brad Skinner
Senior Assistant Chief Accountant

Office of Natural Resources
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549

Re:                             Cabot Oil & Gas Corporation

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 27, 2017

File No. 1-10447

Dear Mr. Skinner:

We are responding to the comment received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated September 26, 2017 regarding our Annual Report on Form 10-K for the year ended December 31, 2016. For your convenience, our response is prefaced by the Staff’s corresponding comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2016

Financial Statements, page 57

Notes to the Consolidated Financial Statements, page 63

Note 3. Properties and Equipment, Net, page 70

Impairment

1.              We note the $435.6 impairment charge recorded during the fourth quarter of 2016. Expand your disclosure to describe, in reasonable detail, the facts and circumstances leading to the impairment and to disclose the method or methods for determining fair value. See FASB ASC paragraph 360-10-50-2.

Response

We believe we have described the impairment of our West Virginia and Virginia assets in reasonable detail in accordance with ASC 360-10-50-2 based on facts and circumstances that existed as of December 31, 2016.  During the fourth quarter of 2016, as a result of entering into negotiations with a third party to sell these assets, we determined that it was more likely than not that we would dispose of these assets significantly earlier than their expected useful life and therefore performed an impairment test.  As of December 31, 2016, we had not yet committed to a plan of sale or finalized the terms of a purchase and sale agreement.  Because key commercially sensitive terms were still under negotiation, we believed at the time that more extensive disclosure of this potential transaction would put us at a competitive disadvantage in the event that negotiations were unsuccessful and we desired to enter into discussions with a different potential buyer in the future.  As disclosed in our second quarter 2017 Form 10-Q, we executed a purchase and sale agreement with a different potential buyer and committed to sell these assets in the second quarter of 2017 and classified these assets as held for sale in our second quarter 2017 Form 10-Q.

We believe that our 2016 Form 10-K describes the impairment in the fourth quarter of 2016 in reasonable detail given the facts and circumstances that existed at the time the disclosure was made and our second quarter 2017 Form 10-Q disclosure provides sufficient additional information regarding the impairment of our West Virginia and Virginia assets.

2.              Describe for us, in reasonable detail, the material facts, circumstances and assumptions you considered in determining the amount and timing of the impairment charge recorded in the fourth quarter of 2016, and explain to us how those facts, circumstances and assumptions compared to those as of December 31, 2015. Additionally, explain to us how the amount and timing of the fourth quarter charge is consistent with disclosure in your December 31, 2015 10-K and September 30, 2016 which indicated, in part, that you “do not believe that further impairment of our oil and gas properties is reasonably likely to occur in the near future”.

Response

As of December 31, 2015, we tested all of our assets, including our fields located in West Virginia and Virginia, for impairment as a result of a substantial decline in oil and natural gas prices.  As a result of our step one assessment, no impairment of our West Virginia and Virginia assets was indicated.  The result of this assessment was based on our expectation at the time of the assessment that we would continue to own and operate these fields through their expected useful life as we did not have any plans to dispose of our West Virginia and Virginia assets as of December 31, 2015.  Through September 30, 2016, we continued to evaluate these properties for events or changes in circumstances that would have indicated the carrying amount of these assets would not be recoverable, concluding that there were none.  In the fourth quarter of 2016, although oil and natural gas prices had improved since late 2015, we performed an impairment test of our West Virginia and Virginia fields because we had then determined that it was more likely than not that we would dispose of these assets significantly earlier than their remaining expected useful life.   As a result of our step one assessment, which was based on a probability weighted assessment that considered the anticipated disposition of these assets earlier than their remaining expected useful life, we determined that these assets were impaired which resulted in an impairment charge of $435.6 million.  The fair value of these assets was based on a market approach that considered the agreed upon purchase price contained in an agreement that was being negotiated with a potential buyer during the fourth quarter of 2016.  Subsequent to the end of the 2016, we executed a purchase and sale agreement with a different third party and committed to sell these assets in the second quarter of 2017and classified these assets as held for sale in our second quarter 2017 Form 10-Q.

Our disclosure in the 2015 Form 10-K and third quarter 2016 Form 10-Q relative to our belief that further impairment of our oil and gas properties was not reasonably likely to occur in the near future was made in the context of future significant declines in oil and natural gas prices and the expectation at the time that we would own and operate these assets through the end of their economic lives. The impairment charge taken in the fourth quarter of 2016 was a result of a proposed sale of the impaired assets for which the sales process began in the fourth quarter of 2016.  Based on these facts, we believe that the disclosure of potential future impairments due to significant price declines was appropriate.

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If you have any questions or require additional information, you may contact Scott C. Schroeder at (281) 589-4993 or the undersigned at (281) 589-4848.

Sincerely,

/s/ Todd M. Roemer
Todd M. Roemer
Principal Accounting Officer
Vice President and Controller

cc:                                Ms. Diane Fritz, United States Securities and Exchange Commission

Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation

Ms. Deidre L. Shearer, Cabot Oil & Gas Corporation

Mr. J. David Kirkland, Jr., Baker Botts L.L.P.

Mr. Andrew J. Ericksen, Baker Botts L.L.P.

Mr. Douglas T. Parker, PricewaterhouseCoopers LLP